UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Electromed, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

285409108

(CUSIP Number)

Andrew Summers

Summers Value Partners LLC

90 Madison Street, Suite 303

Denver, Colorado 80206

(303) 502-3339

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 24, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Summers Value Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		320,224
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

320,224
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

320,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

SVP Deal Fund 1 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		186,835
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

186,835
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

186,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Summers Value Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		320,224
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

320,224
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

320,224
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

SVP Deal Fund 1 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		186,835
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

186,835
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

186,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Summers Value Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		507,059
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

507,059
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

507,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO, IA

6

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Andrew Summers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		507,059
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

507,059
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

507,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

IN, HC

7

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Robert W. Leasure Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

William F. Sawyer IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Charles E. Triano Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 285409108

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the entry into the Cooperation Agreement, as defined and described in Item 4 below, Robert W. Leasure Jr., William F. Sawyer IV and Charles E. Triano Jr. are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 2 to the Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 24, 2021, Summers Value Partners and certain of its affiliates (collectively, “Summers Value”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the Issuer agreed, among other things, to nominate Joseph L. Galatowitsch and Kathleen A. Tune for election to the Board of Directors (the “Board”) at the Issuer’s fiscal 2022 annual meeting of shareholders (the “2022 Annual Meeting”) in place of Stephen H. Craney and Dr. George H. Winn, D.D.S., each of whom will not stand for re-election at the 2022 Annual Meeting. The Issuer also agreed to establish a Finance and Strategy Committee of the Board immediately following the 2022 Annual Meeting to review value creation opportunities, which will be Chaired by Ms. Tune. During the Standstill Period (as defined below), the Issuer agreed not to expand the Board beyond eight members or seek to classify the Board without Summers Value’s prior written consent.

Pursuant to the Cooperation Agreement, Summers Value withdrew its nomination of director candidates for election to the Board at the 2022 Annual Meeting and is subject to certain customary standstill restrictions from the date of the Cooperation Agreement until the earlier to occur of (i) 30 days prior to the deadline for the submission of shareholder nominations for the Issuer’s fiscal 2023 annual meeting of shareholders or (ii) 120 days prior to the first anniversary of the 2022 Annual Meeting (the “Standstill Period”). During the Standstill Period, Summers Value also agreed to vote its Shares (a) in favor of the slate of directors recommended by the Board and (b) in accordance with the Board’s recommendations with respect to any other matter presented to shareholders of the Issuer; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass, Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any proposals (other than the election of directors), Summers Value shall be permitted to vote in accordance with ISS’s or Glass Lewis’ recommendation; provided, further, that Summers Value shall be permitted to vote in its sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer or other business combination involving the Issuer requiring a vote of shareholders of the Issuer.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

11

CUSIP No. 285409108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 24, 2021, Summers Value and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On September 27, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 to the Schedule 13D agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Cooperation Agreement, dated September 24, 2021.
99.2	Joint Filing Agreement, dated September 27, 2021.

12

CUSIP No. 285409108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2021

Summers Value Fund LP

By:	Summers Value Partners GP LLC General Partner

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

SVP Deal Fund 1 LP

By:	SVP Deal Fund 1 GP LLC General Partner

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

Summers Value Partners GP LLC

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

SVP Deal Fund 1 GP LLC

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

Summers Value Partners LLC

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

/s/ Andrew Summers
Andrew Summers Individually and as attorney-in-fact for Robert W. Leasure Jr., William F. Sawyer IV and Charles E. Triano Jr.

13